INTRODUCTION TO

AccuShares™



The Performance Alternative℠

Investing in the Funds involve substantial risk and high volalility, including possible loss of entire principal.

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal.

Unlike other exchange traded products, the fund will engage principally in cash distributions and potentially paired share distributions to deliver to the shareholders the economic exposure to the fund's underlying index. **Such distributions may not represent any income or gains on the fund's eligible assets and may represent a return of shareholder's capital.** Each fund will issue its shares in offsetting pairs, where one constituent of the pair is positively linked to the funds's underlying index ("Up Shares") and the other constituent is negatively linked to the fund's underlying index ("Down Shares"). Therefore, the fund will only issue, distribute, maintain and redeem equal quantities of Up and Down shares at all times.

Exposure to the expected price volatility of the S&P 500 Index involves a significant degree of risk and may not be appropriate for all investors. Moreover, shares of the fund are intended for sophisticated, professional and institutional investors.

Key Risk Factors:
The Funds are not intended to be used as long-term passive investment vehicles and should be used by investors who understand the risks of the volatility market. By purchasing the Up Shares, investors should have an expectation that the Underlying Index will increase during the Measurement Period. If the Underlying Index decreases during the Measurement Period, investors in the Up Shares will experience a significant loss and could lose their entire investment. **The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.**

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor's opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor's opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor's opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur. **Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for the Fund's Shares and may deplete the Fund's assets.** Additionally, a less liquid market for the fund's shares would increase the difficulty for investors seeking to acquire or sell fund shares at any price. Moreover, a significant decline in the fund's class values may cause the sponsor to terminate the fund if its continued operation would be uneconomical.

Disclosures:
AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Management LLC, the trust's sponsor, into separate Fund series. **Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund's shares represent fractional undivided interests in and ownership of that Fund only.** Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

Distributions and Exposure to Underlying Index:
Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund's liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund's Up Shares will be entitled to a distribution when the Fund's Underlying Index has increased as of specified dates ("Regular Distributions") or by 75% ("Special Distributions"). Similarly, a Fund's Down Shares will be entitled to a distribution when the Fund's Underlying Index has decreased as of specified dates ("Regular Distributions") or by 75% ("Special Distributions"). Any Regular or Special Distribution will not take into account any index change of more than 90%, in either direction since the previous distribution date. **Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares,** especially where further cash distributions would have an adverse effect on the liquidity of the market for the Fund's shares. After the first six months of Fund share trading, such distributions will be made in paired shares if Fund assets are $25 million or less. **Investors who receive distributions in the form of paired shares should determine whether the distributed shares have altered the intended exposure. In the event of**

a paired share distribution, shares will be received that provide the opposite exposure, and as a result, an investor might consider selling the unwanted shares and purchasing the desired share class. Sales and purchases of shares to maintain a desired exposure are subject to regular commissions and transaction costs. **The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Corrective distributions of shares** ("Corrective Distributions") may occur if the Fund's share classes' exchange trading prices deviate persistently from the value per share representing their share class' relative portion of the Fund's liquidation value ("Class Value per Share"). See "Investment Objectives," "Distributions and Distribution Dates," and "Description of the Shares & Certain Terms of the Trust Agreement."

Eligible Investments:
Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives. The Fund does not invest directly in the index, or in the securities that it tracks.

Authorized Participants:
Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares. **All other investors may only buy or sell a Fund's shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund's Up and Down Shares will trade separately.**

Investor Reassessment:
The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund's Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund's Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:
The Underlying Index is a product of The Chicago Board Options Exchange Incorporated ("CBOE") which is licensed by S&P Dow Jones Indices LLC ("SPDJI") to AccuShares Management LLC in connection with the AccuShares Spot CBOE VIX Fund. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index® and VIX® are registered trademarks of the Chicago Board Options Exchange, Incorporated ("CBOE"); and, these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Management LLC. AccuShares Spot CBOE VIX Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates or their third party licensors (including CBOE) and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the CBOE Volatility Index.

Class Value per Share:
As the funds make Regular and Special Distributions, in cash or in paired shares, the Class Value per Share will decline over time. The fund anticipates making periodic reverse share splits in order to maintain NASDAQ OMX listing requirements. Reverse Splits are expected to occur in the event of a Special Distribution.

 # On Target and On Your Side

Greater Transparency in the ETP Marketplace

Today's "new normal" market is complex – markets are increasingly interconnected and the challenges investors and traders face to both monitor and adjust their portfolios is nonstop. The constant expansion of the Exchange Traded Product marketplace has increased choice but it has not made the investor's job easier. AccuShares believes that more investment choices are better, but that new choices are best directed at reducing complexity and increasing transparency.

The world of ETPs has no shortage of sophistication, but we believe it does have a shortage of transparency.

AccuShares products are designed to help investors to:

- ▲ Gain transparency in both cost of ownership and returns
- ▲ Gain CBOE spot index methodology exposure
- ▲ Access both Up and Down shares of each Fund — Seek to take advantage of opportunity in any market condition

AccuShares has created a suite of products that are designed to target the volatility spot index based on the CBOE spot index methodology – fund shares based on spot without the complexities and costs of managing securities, futures or derivatives in the fund. We believe this innovative framework is designed to create a new level of transparency for exchange traded product investors.

Long awaited indices will be accessible in the ETF marketplace via fund shares beginning with:

- ▲ Spot S&P 500® volatility (CBOE® Volatility Index – the VIX®)

Further, each AccuShares fund's return is based on an objectively derived index – not a manager's ability to replicate it.

Unlike other exchange traded products, the fund will engage principally in cash distributions and potentially paired share distributions to deliver to the shareholders the economic exposure to the funds's underlying index, the CBOE Volatility Index. Such distributions may not represent any income or gains on the fund's eligible assets and may represent a return of shareholder's capital. Each fund will issue its shares in offsetting pairs, where one constituent of the pair is positively linked to the funds's underlying index ("Up Shares") and the other constituent is negatively linked to the fund's underlying index ("Down Shares"). Therefore, the fund will only issue, distribute, maintain and redeem equal quantities of Up and Down shares at all times.

Shares of the fund are intended for sophisticated investors, professional investors and institutional investors.



AccuShares's Position in the ETP Marketplace

Spot index returns for volatility based on the CBOE Volatility Index® methodology

ETPs currently enable traders and investors to execute long, short, and numerous other exposures across a wide range of indices. The ability to margin, borrow and short-sell ETP shares, in addition to the active market for geared and inverse funds, all makes the ETP a highly versatile trading tool.

Despite the rapid growth in ETP development, investors still face limitations in accessing indices away from mainstream stocks and bonds.

Equity volatility is a prime example where the conventional ETP formats introduce limitations in performance and transparency.

AccuShares funds, through the use of innovative technology and the spot methodology implemented by Chicago Board Options Exchange, Incorporated ("CBOE"), seek to generate returns on indices based on spot movements.

Most ETPs seek to generate returns to their shareholders by having the fund purchase investment and trading products in the market place. They generally source their positions from traders, dealers and banks. Typically, equity funds require sellers of stock, commodity funds require sellers of futures, and derivative-based funds require professional counterparties to take the other side of a fund's position – all ETPs need to source "the other side" of their exposure – sometimes daily.

AccuShares disintermediates the futures pits and dealing desks and gets positions from the ETP market itself. AccuShares funds invest only in cash and cash equivalent securities and investor returns come from an algorithmic approach of allocating the assets of each Fund to its shareholders. ETP investors are able to trade and invest through the shares in both the long and short (or the "Up" and "Down") side of each index.

AccuShares strives to largely eliminate the costs relating to the sourcing, trading, and maintenance of securities, futures, or other derivatives positions in the fund.

AccuShares combines the cash creation, cash redemption and arbitrage mechanisms of conventional ETPs with an algorithmic share-based approach seeking to generate investor returns.

> AccuShares disintermediates the futures pits and dealing desks and gets positions from the ETP market itself.



Seek to Gain Transparency in Both Cost of Ownership and Returns

Careful security selection is one of the most important steps to achieving targeted performance. Once traders and investors have determined an exposure and direction, they must identify those securities best aligned with their targeted exposure and direction.

In the case of an ETP, investors should carefully consider the intended return goals of a fund, how a fund plans to pursue the performance implied by its name. It is important to note that a fund may not meet the stated objective.

Three critical questions:

▲ How does the ETP go about achieving the exposure disclosed in its name and description?

▲ Has the ETP achieved the exposure with reasonable accuracy over time (appreciating that past performance is not an indicator of future performance)? and

▲ Can investors be reasonably confident that the ETP's design and management will deliver the targeted exposure over time?

Having selected a particular ETP, investors might expect an ETP's name and sector to be a reasonable indicator of performance. For example, a fund linked to oil should be directly responsive to movements in the price level of oil and a fund linked to the VIX® index should be directly responsive to changes in the level of the VIX® index.

Many ETPs have limitations in the instruments available for return generation. ETPs which are based on standard stock or bond indices usually hold the actual stocks or bonds of the underlying index. In contrast, ETPs linked to indices such as volatility, energy, and commodities generally rely on trading futures, options on futures, and other derivatives to seek to generate their targeted return. While the complexities of futures, options on futures, and other derivative strategies are numerous, several important considerations for ETP investors are expiration, term structure, and trade execution.

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Three critical questions:

1. *How does the ETP go about achieving the exposure disclosed in its name and description?*

2. *Has the ETP achieved the exposure with reasonable accuracy over time (appreciating that past performance is not an indicator of future performance)? and*

3. *Can investors be reasonably confident that the ETP's design and management will deliver the targeted exposure over time?*

Because futures and options contracts repeatedly expire, futures-based funds must continuously trade out of expiring contracts and into new contracts; i.e., funds sell currently expiring futures for new futures further out the term structure ("rolling futures"). The difference in value between the expiring contracts and the market cost of the new contracts may create unpredictable returns. In many ETPs, the buying and selling of futures may be a daily burden potentially compounding unintended effects.

In addition to the unpredictability of varying reinvestment, futures trading may also expose a fund to the risk of professionals trading in anticipation of a fund's required re-trading and rebalancing leading to a performance drag which may not be easily observed or measured.

# Gain CBOE Volatility Index® Exposure

In order to address the futures related re-trading and rebalancing complexities of early generation ETPs, a number of ETPs have been launched with a "later-generation" strategy in futures and options management. These later-generation funds attempt to reduce the effects associated with futures and other contract trading by holding longer dated contracts and by executing less frequent trades over longer-dated contracts.

> **AccuShares funds are linked to indices based on the CBOE Volatility Index® methodology and seek to avoid many of the complexities and trade-offs of later generation ETPs.**

Other later-generation ETPs use internal algorithms seeking to "optimize" a fund's contract trading by dynamically selecting those contracts along the term structure which minimize futures trading costs. While these later-generation ETF methods generally succeed in reducing an ETPs hedging and roll expense, the methods may also reduce the ETPs responsiveness to changes in the price of the underlying index.

An investor expecting a $10 gain from a $10 move in the index, may only see a $6 gain from a $10 move in the index because of the over-engineering in the later generation ETFs. For example, in later generation ETPs where holdings are comprised of longer dated futures contracts, Investors may experience reduced price sensitivity as compared to securities which are linked to spot and near term futures prices. Responsiveness can be estimated through measuring the correlation between the returns of two indices or securities. Using the VIX® Index and associated generic continuous futures contracts as an example, the correlation of the daily returns of the front month (UX1) and 6 month (UX6) futures contracts during the period of 3/7/13 to 3/7/14 are approximately .90 and .69 respectively. In other words, for every (+/-) 1% change in the VIX® Index, investor can expect the front month contract to change by (+/-) approximately .90% while the 6 month contract will only change by (+/-) approximately .69%.It should be noted, there are instances in which AccuShares ETFs tracking the VIX may provide a correlation of less than 1 to the index.

Reduced responsiveness in later-generation ETPs may require either a concession in desired performance or the need to dramatically increase investment size.

AccuShares funds are linked to an index based on the CBOE Volatility Index® methodology and seek to avoid many of the complexities and trade-offs of later generation ETPs. The fund does not invest directly in the index, or in the securities that it tracks.



Designed for Investors Seeking to Take Advantage of Opportunity in Any Market Condition

Have the ability to trade both Up and Down shares

AccuShares Up shares will seek to provide the performance of underlying index, while the Down shares will seek to provide the inverse of that index's performance.

Inverse ETPs (Down Shares) are purchased by investors who desire the inverse return of the targeted index. For example, a fund targeting inverse volatility is designed to increase in value when volatility drops and to decrease in value when volatility rises; i.e., a "short" position in the related index. Inverse funds are commonly used to express a short-term view, to effect a hedge or other mitigation of risk, or for portfolio optimization.

Inverse positions have nuances and properties not present in standard "long" positions. Investors and traders should take extra care to determine the manner in which an inverse return is created. Specifically every investor, and particularly inverse investors, should ask:

"Am I getting all of the components of return, and is there anything I am missing?"

> **"Am I getting all of the components of return, and is there anything I am missing?"**

While investors are widely taught that a +10% return day followed by a –10% return day is not equal to a zero return – for a "long" side investor it's actually negative:

$$\$100 \times (1 + 10\%) \times (1 - 10\%) = \$99 \neq \$100$$

They are generally not taught that a +10% return day followed by a –10% return day is also not equal to a zero return – for an inverse or "short" side investor it's actually positive:

$$-\$100 \times (1 + 10\%) \times (1 - 10\%) = -\$99 \neq -\$100$$

That is, while a variability in daily returns has an adverse effect for a "long" side investor (i.e., an investor loses $1 as in the top example), a variability of daily returns has a beneficial effect for inverse or "short" side investors – as illustrated above, a short worth –$100, declines in value to –$99 generating a $1 gain to the inverse investor in the lower example.

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A condition not widely highlighted by the ETP industry is that a "short" or inverse investor should benefit from variability in returns from day to day.

This effect of a $1 change over a +10%, and then −10% day is often called "volatility drag." A positive or "long" position (i.e., "+1x" or "+2x") is adversely affected by volatility drag, and a "short" or inverse position (i.e., "−1x") should benefit from it. The effect of varying daily returns is an important component of the overall return experience of an inverse or "short" investor and trader.

AccuShares Down shares do not rebalance or otherwise compound index moves, they seek to maintain the benefits that should accrue to the "short" or inverse investor however, your investment should be reassessed after a distribution.

A widely publicized constraint in inverse and geared ETPs is the requirement for daily rebalancing relating to market and index moves. The general trade-offs made by conventional inverse and geared ETPs is to rebalance fund assets daily and to continuously alter market exposure through a "buy high, sell low" strategy. While the tracking errors in both geared and inverse funds are well-publicized, the "volatility drag" effect is largely undisclosed and under-reported.

Generally, the daily rebalancing in conventional ETPs not only strips the inverse investor of the benefit relating to up-and-down moves, but it also imposes a volatility drag cost such that what should be a $1 gain as in the above example, becomes a $1 loss – a $2 adverse swing in a market where the sum of the returns (+10% and −10%) is 0%.



AccuShares Proposed Enhancement for Accurate Tracking Potential

Corrective distribution designed to reduce or eliminate excessive deviations between trading prices and share values based on a fund's index

AccuShares funds incorporate a unique mechanism to help prevent the trading prices of the shares from deviating too far from their index-based values.

Closing exchange prices of each share class of each fund will be monitored daily for deviations from their index based values. If trading prices for the shares are above or below the index-determined target value in excess of preset thresholds for multiple trading days (e.g., a difference of 10% or more over 3 trading days), a fund will automatically take measures to bring trading prices back in-line with the underlying index levels.

This corrective measure is a supplemental feature designed to step-in where normal market maker activity and arbitrage is insufficient or has failed to deliver accurate trading prices to investors and traders.

AccuShares funds incorporate a unique mechanism to help prevent the trading prices of the shares from deviating too far from their index-based values.

 # Finding the Suite Spot

AccuShares at Launch: The Initial Offerings

AccuShares expects to launch three suites of products in successive waves in 2015 that are all designed to deliver spot index returns to investors and to remove the daily compounding effect for those investors choosing to take an inverse position. All product offerings will include both Up and Down shares. The Up shares will seek to provide the performance of underlying index, while the Down shares will seek to provide the inverse of that index's performance.

This initial launch of products has been designed to provide investors access to the volatility asset class.

AccuShares' initial suite of products will include:

▲ **Volatility**

The AccuShares Spot CBOE® VIX® Fund – Up and Down Shares [Tickers: VXUP, VXDN]
The AccuShares Spot CBOE® VIX® Fund will seek to track the spot price of the CBOE Volatility Index®, commonly known as "the VIX." The CBOE Volatility Index® is a calculation of near-term volatility in the broad-based equity market.

These products may not be appropriate for all investors.



Your Job: Spotting Opportunity
Our Job: Seeking to Deliver It

Potential Benefits of the AccuShares Methodology

The AccuShares model seeks to deliver several benefits, including:

▲ **No need to utilize futures in the funds.**
No costs and complexities related to investing in futures. Without the need to purchase futures contracts, funds and their share values are no longer directly affected by roll costs or the shape of the futures curve. Fund management is not at the mercy of market participants pre-positioning into roll schedules which are predetermined and widely known.

▲ **Short exposure designed for direct index inverse performance.**
Down shares seek to provide the direct inverse of an index, not the inverse of an index's rebalanced daily returns.

▲ **Reduced overall expenses.**
AccuShares funds do not roll futures, rebalance swaps, or otherwise engage in the kind of securities trading that may lead to unseen significant expenses and erode investor returns.

▲ **Reduce tax complexity.**
AccuShares funds will not be holding or trading futures positions and thus, will issue 1099s and not K-1's, thus greatly simplifying tax reporting for investors.

▲ **Streamlined access to markets.**
Unlike futures positions and short positions in securities, AccuShares funds are fully paid and require no margin calls, no need to roll from one contract to the next and no need for stock lending. Nor are special brokerage account approvals required to purchase[1] the shares. AccuShares funds may be bought and sold on an exchange.

▲ **Reduced counterparty or credit risk.**
Many derivatives based ETPs and ETNs that track indices rely on unsecured (or partially-secured), swaps and other derivatives, which may introduce unintended credit risk.

AccuShares funds may not be appropriate investments for all investors, and are not money-market type investments. There are risks associated with the investment products. AccuShares funds are designed for investors interested in active monitoring and managing of the fund holdings.

[1] The purchase and sale of shares are subject to standard brokerage account fees. Please consult your financial advisor for more information.

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Unlike other exchange traded products, the fund will engage principally in cash distributions and potentially paired share distributions to deliver to the shareholders the economic exposure to the funds's underlying index, the CBOE Volatility Index. Such distributions may not represent any income or gains on the fund's eligible assets and may represent a return of shareholder's capital. Each fund will issue its shares in offsetting pairs, where one constituent of the pair is positively linked to the funds's underlying index ("Up Shares") and the other constituent is negatively linked to the fund's underlying index ("Down Shares"). Therefore, the fund will only issue, distribute, maintain and redeem equal quantities of Up and Down shares at all times.

Shares of the fund are intended for sophisticated investors, professional investors and institutional investors.

 Definitions

CBOE Volatility Index® Methodology Calculation:	The calculation of the CBOE Volatility Index® (VIX®) by the CBOE without the reference to VIX® futures prices.
Futures Contract ("Futures"):	A financial contract obligating the buyer to purchase an asset (or the seller to sell an asset), such as a physical commodity or a financial instrument, at a predetermined future date and price. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The futures markets are characterized by the ability to use very high leverage relative to stock markets. Futures can be used either to hedge or to speculate on the price movement of the underlying asset. For example, a producer of corn could use futures to lock in a certain price and reduce risk (hedge). On the other hand, anybody could speculate on the price movement of corn by going long or short using futures.
Derivatives:	A security whose price is dependent upon or derived from one or more underlying assets. The derivative itself is merely a contract between two or more parties. Its value is determined by fluctuations in the underlying asset. The most common underlying assets include stocks, bonds, commodities, currencies, interest rates and market indexes. Most derivatives are characterized by high leverage.
Margin:	Investors borrow money that is used to purchase securities. This practice is referred to as "buying on margin".
Short-Selling:	The sale of a security that is not owned by the seller, or that the seller has borrowed. Short selling is motivated by the belief that a security's price will decline, enabling it to be bought back at a lower price to make a profit. Short selling may be prompted by speculation, or by the desire to hedge the downside risk of a long position in the same security or a related one. Since the risk of loss on a short sale is theoretically infinite, short selling should only be used by experienced traders who are familiar with its risks.
Correlation:	In the world of finance, a statistical measure of how two securities have historically moved in relation to each other.
The CBOE Volatility Index® (VIX®):	VIX® measures the 30-day expected volatility of the S&P 500® Index. The components of VIX® are near- and next-term put and call options, usually in the first and second SPX contract months. "Near-term" options must have at least one week to expiration; a requirement intended to minimize pricing anomalies that might occur close to expiration. When the near-term options have less than a week to expiration, VIX® "rolls" to the second and third SPX contract months. An investor cannot invest directly in the index.
Market Maker:	A broker-dealer firm that accepts the risk of holding a certain number of shares of a particular security in order to facilitate trading in that security. Each market maker competes for customer order flow by displaying buy and sell quotations for a guaranteed number of shares. Once an order is received, the market maker immediately sells from its own inventory or seeks an offsetting order. This process takes place in mere seconds.
Arbitrage:	The simultaneous purchase and sale of an asset in order to profit from a difference in the price. It is a trade that profits by exploiting price differences of identical or similar financial instruments, on different markets or in different forms. Arbitrage exists as a result of market inefficiencies; it provides a mechanism to ensure prices do not deviate substantially from fair value for long periods of time.









AccuShares

THE PERFORMANCE ALTERNATIVE[SM]

accushares.com | 855.286.7866 | info@accushares.com

Investing in the Funds involves substantial risk and high volatility, including possible loss of the entire principal.

Foreside Fund Services, LLC; Marketing Agent